Kingscrowd, LLC Statements of Changes in Members' Equity From December 14, 2017 (Inception) to Decmber 31, 2017 (Unaudited)					
	Membership Interests				
	Units	Amount	Paid-in-Capital	Retained Deficit	Total Members' Equity
Balance, December 14, 2017 (Inception)	800	$ -	$ -	$ -	$ -
Net loss				-	-
Balance, December 31, 2017	800	$ -	$ -	$ -	$ -